O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  KMANTEL@OLSHANLAW.COM

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December 18, 2024

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Attn: Brian Soares and Perry Hindin

Re:	Nut Tree Capital Management L.P.
Martin Midstream Partners L.P. (“MMLP” or the “Company”)
DFAN14A filed on December 9, 2024 (the “DFAN”)
Filed by Nut Tree Capital Management L.P. and Caspian Capital L.P. (collectively, the “Investors”)
File No. 000-50056

Dear Messrs. Soares and Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated December 12, 2024 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with the Investors and provide the following response on the Investors’ behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the DFAN.

DFAN14A filed December 9, 2024

General

1.	Please provide or cite to a proper factual foundation for the statement on page 33 of the Investor Presentation that "Ruben Martin, III essentially is responsible for each of those directors' compensation for service on, and continued appointment to, the GP Board." Further, references to supporting material should be appropriately specific to allow readers to locate the referenced source material. In this regard, we note the generic reference to “Martin Midstream Investor Relation’s Website” also on page 33. This vague reference does not provide enough information to find and verify the information included on that page of the Investor Presentation. Please revise.

The Investors acknowledge the Staff’s comment referring to the following sentence on page 33 of the Investor Presentation: “As the control person of MRMC, which indirectly is the sole equityholder of MMLP GP, Ruben Martin, III essentially is responsible for each of those directors’ compensation for service on, and continued appointment to, the GP Board.” The Investors respectfully submit that the full sentence provides appropriate factual foundation for the substance of the disclosure referenced by the Staff. To clarify, (i) Martin Resource Management Corporation (“MMRC”) indirectly, through a subsidiary, owns 100% of MMGP Holdings, LLC (“Holdings”), (ii) Holdings is the sole member of Martin Midstream GP LLC (“MMGP”), which is the general partner of MMLP, and elects the board of directors of MMGP (as referred to above, the “GP Board”), and (iii) Ruben Martin, III serves as the Chairman of the Board of Directors and President of MMRC, and thereby indirectly controls MMGP and the election of the GP Board. Therefore, as the control person of MRMC, Mr. Martin controls whether the GP Board’s directors continue to serve on the GP Board, and accordingly whether they will continue to receive compensation for such service. Notwithstanding the foregoing, to the extent the Investors include similar disclosure in the future, the Investors intend to provide similar language to clarify its factual support.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

December 18, 2024

The Investors also acknowledge the Staff’s comment referring to the citation to “Martin Midstream Investor Relation’s Website”. To clarify, the supporting material for the disclosure included on page 33, including GP Board compensation information, is MMLP’s Form 10-K filed with the SEC on February 21, 2024, which can also be found on MMLP’s Investor Relations page under the “Financials” tab. Going forward, the Investors intend to include references to relevant MMLP SEC filings rather than references to MMLP’s Investor Relations page.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,

/s/ Kenneth S. Mantel

Kenneth S. Mantel